February 13, 2007
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission
Attention: William A. Bennett, Esq.

FROM:	MetroPCS Communications, Inc.

RE:	MetroPCS Communications, Inc.
Registration Statement on Form S-1 (File No. 333-139793)
Registration Statement on Form 10 (File No. 0-50869)
Response to SEC Staff Comments dated February 2, 2007
     This memorandum sets forth the responses of MetroPCS Communications, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 2, 2007 (the “Comment Letter”), with respect to our Registration Statement (File No. 333-139793) on Form S-1 (the “Form S-1”) that we filed on January 4, 2007 and our Registration Statement (File No. 0-50869) on Form 10 that we filed on January 4, 2007 (the “Form 10”). Concurrently with the delivery of this letter, we are filing Amendment No. 1 to the Form S-1 and Amendment No. 1 to the Form 10 with the Commission. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response. Capitalized terms used in this letter and not defined have the meanings given to them in the Form S-1.
Form S-1
General
1.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: We acknowledge the Staff’s need to review all exhibits and any related requests for confidential treatment prior to declaring the Form S-1 effective, and we will file all of the missing exhibits as soon as possible. We are filing certain of the additional exhibits with Amendment No. 1 to the Form S-1. With respect to certain of the exhibits that involve contractual arrangements with third parties, we are working diligently with those parties to reach a mutual understanding of our intent to file such contracts and the substance of any confidential treatment requests we may make. To assist your review, we have also included supplementally with the hard copy of this memorandum a draft of the legality opinion of Baker Botts L.L.P. that we intend to file as Exhibit 5.1 to the Form S-1.

2.	Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

Response: An application regarding the underwriters’ compensation has been submitted to the NASD. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD indicates that it has no objections to the underwriting compensation in this offering.
3.	Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcorg032001.htm.

Response: We are providing, supplementally, a draft of the artwork we currently anticipate will be inserted on the inside front cover of the prospectus.
4.	We note the market size, growth estimate data and other figures cited throughout the document and as specifically referenced on page 42, “Market and Other Data.” Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

Response: Please find attached supplementally as Annex A to the hard copy of this memorandum copies of portions of the market and industry data and similar reports cited in the Form S-1. We have included an index listing the various statements in the Form S-1 and cross-referencing to the reports and data that support such statements. We confirm that all of the reports are publicly available and none of the reports have been specifically prepared for the Company.
Prospectus Summary, page 1
5.	All of the disclosure under “Competitive Strengths” and “Business Strategy” simply repeats disclosure in your Business section. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the company and the offering that are the most significant and determine how best to highlight those points in clear, plain language. We may have further comments once you have revised your summary disclosure.

Response: We have revised the summary disclosure under “Competitive Strengths” and “Business Strategy” to eliminate repetitive disclosure and reduce the amount of detail. Please see pages 2 and 3 of Amendment No. 1.
6.	Your summary should be revised to present a more balanced picture of your operations. For example, please disclose in the forefront of your summary the fact that you have recently incurred a significant amount of debt, quantifying the same and highlighting the risks and financial impact thereof; your industry is capital intensive and highly competitive, the proceeds from this offering will not fully satisfy your build-out strategy; the numerous risks discussed later that could negatively affect your “cost leadership position”, you have discovered material weaknesses in your internal control over financial reporting; and you are exposed to potential liability stemming from securities law violations.

Response: In order to present a more balanced picture of our business, we have substantially reduced the detail previously included in our “Competitive Strengths” and “Business Strategy” sections to provide only a high level summary of our business and we have provided additional information under the caption “Business Risks,” which is adjacent to the disclosure under “Competitive Strengths” and “Business Strategy,” which contains summaries of certain of the risks of our business in a format similar to the revised summary. In summarizing the key risks, we considered those risks suggested by the Staff in its comment. We determined that the material weaknesses in internal control over financial reporting did not currently present a substantial risk warranting disclosure in the summary section because they related to fiscal 2004 and because there were no material weaknesses related to fiscal 2005. Similarly, we determined that the potential liabilities associated with our securities law violations were not material risks to our overall business and the execution of our business strategy. Please see page 3 of Amendment No. 1.
7.	In connection with the above comment, please balance the disclosure regarding your compelling value proposition under “Our Fixed Price Unlimited Service Plan” on page three, and elsewhere, with the disclosure in the risk factor on page 15 (“Some of our competitors have technological or operating capabilities...”), which states that your competitors are currently able to offer their customers roaming services over a larger geographic area and at rates lower than those offered by you.

Response: As noted in our responses to questions 5 and 6 above, we have revised the summary to present a more concise description of our business and the associated risks which we believe balances the disclosures presented in the summary.

8.	You make a number of statements regarding your financial and operating growth that either need to be substantiated or removed. The following are illustrative only and are not meant to be exhaustive: “we have been among the fastest broadband PCS providers in the United States as measured by growth in subscribers and revenues...” (page 1); “cash profits per customer as a percentage of revenues per month that are among the highest in the wire-less industry” (page 3); “we believe [our cost per gross addition] to be among the highest lowest in the industry” (page 3). Please revise as requested.

Response: Please find attached supplementally as Annex B to the hard copy of this memorandum copies of portions of publicly available reports, market and industry data and similar materials supporting certain statements contained in the Form S-1. We have included an index listing the various statements in the Form S-1 cross-referenced to the reports, data and similar materials that support such statements.
9.	Please delete the presentation of adjusted EBITDA from the prospectus summary. You should present non-GAAP financial measures only in summary financial data and MD&A.

Response: We have deleted the third complete paragraph formerly on page 2 of the Form S-1, which contained a discussion of our consolidated Adjusted EBITDA.
10.	In your footnotes to your summary financial information, indicate that you also use Adjusted EBITDA and cost per gross addition in determining management’s compensation levels.

Response: We have added to Note 3 of the “Summary Historical Financial and Operating Data” as well as to the relevant discussions under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” references to the fact that the Company uses consolidated Adjusted EBITDA in determining management’s compensation. Although used in 2005, cost per gross addition is no longer used by the Company in determining management compensation.
Risk Factors, page 14
We may face additional competition from new entrants...page 15
11.	Please identify the coalition of cable companies referenced and list the metropolitan areas where they have acquired spectrum in which you also operate or plan to operate. Also tell us whether the carriers that offer unlimited fixed-rate service plans as noted in this risk factor are the same as those listed in the risk factor on page 16, “We may face increased competition from other unlimited fixed rate plan competitors...” If they are not the same, supplement the disclosure appropriately and clarify which metropolitan areas overlap.

Response: We have revised the disclosure to identify the coalition of cable companies referenced in the risk factor and the metropolitan areas in which they have acquired spectrum and in which we operate or plan to operate. We also have revised the disclosure to identify the unlimited fixed rate service plan carrier referenced in the risk factor. Please see page 14 of Amendment No. 1.
We may face increased competition from other unlimited fixed rate plan competitors...”, page 16
12.	Specifically identify the “unlimited fixed rate” carriers noted in this risk factor.

Response: We have revised this risk factor to identify the unlimited fixed rate service plan carriers referenced therein. Please see page 15 of Amendment No. 1.
We may not have access to all the funding necessary to build..., page 18
13.	Please explain how you define “free cash flow” and quantify the amount you will need to generate in order to construct and operate the Auction 66 Markets in the near term or at all.

Response: We have revised the risk factor to define free cash flow. For a quantification of the amount of free cash flow we need to generate in order to construct and operate the Auction 66 Markets, we have inserted a cross-reference to the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Please see pages 17 and 83 of Amendment No. 1.
We have identified material weaknesses in our internal control over financial reporting in the past, page 23
14.	In addition to highlighting the risks relating to your failure to comply with Rule 701 and Section 12(g) of the Securities Exchange Act of 1934, you should include a separately captioned risk factor discussing the failures of your disclosure controls and procedures during the last 12 months.

Response: We believe the risk factors on pages 23 and 24 of Amendment No. 1 address the substantive risks of our failure to comply with Rule 701 and Section 12(g). In the adopting release (Release No. 33-8124) relating to the certification requirements under Section 302 of the Sarbanes-Oxley Act of 2002 (“Section 302”), the Commission defined disclosure controls and procedures as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” The release goes on to state that disclosure controls and procedures include “controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.” Because the Company will not become subject to the periodic filing requirements of the Exchange Act until the Form 10 becomes effective, we do not believe that it has been required to have in place disclosure controls and procedures within the meaning of Section 302. Accordingly, we do not believe an additional risk factor is appropriate.
Because we have issued stock options and shares of common stock in violation..., page 24
15.	Disclose the requirements of Rule 701 that you may have violated.

Response: We have revised the risk factor to disclose the requirements of Rule 701 that may have been violated. Please see page 23 of Amendment No. 1.
16.	Disclose the purchase price paid by each holder for each share of common stock that is the subject of the rescission offer, and tell us how you arrived at the purchase price equal to 20% of the aggregate exercise price for each option that is subject to the rescission offer.

Response: The options and shares of common stock for which we currently intend to make a rescission offer are held by approximately 525 individuals. Accordingly, it is not practicable for us to provide the exercise price of each of those options and/or the purchase price paid upon the exercise of all such options. However, in addition to the existing disclosure regarding the aggregate purchase price we would be required to pay if all of the holders accept the anticipated rescission offer, we have revised the risk factor to disclose the weighted average exercise price of all of what we currently believe are the relevant options for which we may make a rescission offer. Subject to final determination of the scope of the rescission offer and the approval of our board of directors, we expect to file a registration statement related to the rescission offer that will contain more detailed information.

We currently anticipate offering a purchase price equal to 20% of the aggregate exercise price for all unexercised options in part for ease of administration. Based upon our review of other publicly disclosed rescission offers, this purchase price is consistent with the purchase price paid by other issuers who made rescission offers under similar circumstances.
We failed to register our stock options under the Securities and [sic] Exchange Act of 1934..., page 25
17.	Your failure to file required periodic reports could give rise not only to private causes of action but also to administrative and/or civil actions by the Commission. Please disclose this latter fact.

Response: We have revised the risk factor accordingly. Please see page 24 of Amendment No. 1.

Our substantial indebtedness could adversely affect our financial health, page 26
18.	Disclose your estimated payments to service your debt for the next 12 months.

Response: We have revised the risk factor to include our estimates of the aggregate payments required to service our debt for the 12 month period ended December 31, 2007. Please see page 25 of Amendment No. 1.
Despite current indebtedness levels, we will be able to incur substantially more debt. page 26 and The terms of our debt place restrictions on certain of our subsidiaries, page 27
19.	The disclosure in the risk factor on page 26 regarding your ability to incur substantially more debt seems to contradict the risk factor on page 27. To the extent “certain exceptions” exist which reconcile the disclosure, please explain them. In addition, reconcile the wording of your caption that indicates that you “will be able to incur substantially more debt” with the first sentence of this risk factor that indicates that you “may be able to incur additional debt in the future.”

Response: The senior secured credit facility and the indenture governing the senior notes generally do not restrict the ability of MetroPCS Communications, Inc., our holding company and the issuer of common stock in this offering but not the borrower under the credit facility or the issuer of the senior notes, and its unrestricted subsidiaries to incur additional indebtedness. Thus, we believe the disclosure in the risk factor on page 25 is accurate because we will be able to incur additional indebtedness despite the current indebtedness of the Company on a consolidated basis. We also believe the risk factor on page 26 is accurate because it discusses the restrictions on the ability of MetroPCS Wireless, the borrower under the senior secured credit facility and issuer of the senior notes, and certain of its subsidiaries to incur additional indebtedness. Because our current operations are primarily conducted by MetroPCS Wireless and its subsidiaries, the restrictions on those entities’ ability to incur additional indebtedness could limit our operational flexibility.

We have revised the risk factor on page 25 to make the disclosure clear in both the heading and the text of the risk factor that we will be able to incur additional indebtedness despite current debt levels.

Market and Other Data, page 42
20.	As you are responsible for the accuracy and completeness of information that appears in the registration statement, please remove your statement that you cannot guarantee the accuracy and completeness of information you have included from third parties.

Response: We have revised the language accordingly. Please see page 41 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
Company Overview, page 50
21.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http;//www.sec.gov/rules/interp/33-8350.htm, suggests. that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating. performance. Please consider expanding the Overview section to address any known trends, demands or uncertainties that could materially affect your results of operations in the future. A substantially enhanced discussion of your planned build-out strategy, including the cost and time-frame for completing it, as well as how you intend to finance the same and the financial impact associated with such financing plans, are all matters that Release No. 33-8350 contemplate.

Response: We have expanded the discussion in the overview section to include our plans with respect to the build-out and launch of the Auction 66 Markets. Please see pages 50-51 of Amendment No. 1.
22.	Please elaborate on your revenue model by describing the various plans you offer, the prices associated with the plans, and the pre-payment arrangements entered, into with your customers, including length of time. In the context of your revenue model, please also discuss your relationship with Royal Street.

Response: We have revised the disclosure accordingly. Please see page 51 of Amendment No. 1.
PCS Licenses, page 53
23.	Please revise your disclosures about the annual impairment testing of PCS licenses to address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the fair value of PCS licenses. Also provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please refer to Section V of the Commission Guidance Regarding Management’s Discussion. and Analysis of Financial Condition and Results of Operations in Release Nos. 33-8350 for further guidance.

Response: We have revised the disclosure accordingly. Please see page 54 of Amendment No. 1.
Performance Measures, page 57
24.	Although these measures are important to an evaluation of your business, they should not be given greater prominence than your GAAP measures. Therefore, move this discussion so that it accompanies the later reconciliation discussion.

Response: We have moved the presentation of the performance measures adjacent to the reconciliations of the non-GAAP financial measures immediately prior to “Core Markets Performance Measures.” Please see page 71 of Amendment No. 1.
25.	Please provide management’s assessment as to how your churn rates compare with your competitors.

Response: We have added comparative data for the churn rates of a range of our competitors with publicly disclosed data. Please see page 72 of Amendment No. 1.
26.	Please expand the discussion of Cost Per User on page 59 to quantify the impact of the “substantial legal and accounting expenses associated with the internal investigation related to material weaknesses.” Please revise the discussion of SG&A expenses on page 63 accordingly.

Response: The disclosure has been expanded and revised accordingly. Please see pages 62 and 73 of Amendment No. 1.
Results of Operations, page 61
27.	Include a discussion of net income for each period and the reasons for any material changes. In this regard, you should highlight the significant gain on the sale of your PCS spectrum license in May 2005 including the reason for the sale and whether this represents a trend. To the extent it does, elaborate in the Overview section.

Response: A discussion of net income has been added to the Results of Operations discussions. Please see pages 63-64, 67 and 69 of Amendment No. 1. We have also included a discussion of the gain on the nonrecurring sale of our PCS spectrum license in May 2005, which we believe was a one time event and does not represent a trend. Please see page 63 of Amendment No. 1.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 65
28.	Please expand the discussion of Service Revenues on page 66 to separately quantify the changes in revenues due to price and volume. See Financial Reporting Codification Section 501.04 for guidance. Please also revise page 69 for changes in service and equipment revenues accordingly.

Response: The discussions of service and equipment revenues have been modified accordingly. Please see page 65 of Amendment No. 1.
29.	Refer to the Consolidated Balance Sheets on page F-4. We note that your Allowance for Doubtful Accounts has remained $2.3 million despite a significant increase in your Accounts Receivable balance as of the end of each period from $9.1 million to $16.0 million. Please expand MD&A to discuss why you did not increase your allowance in light of this increased risk in year end receivables balances and tell us how you determined the allowance to be adequate as of December 31, 2005.

Response: In accordance with our policy for estimating allowances for uncollectible accounts receivable, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Allowance for Uncollectible Accounts Receivable,” when assessing the adequacy of our reserves at the end of each period, we consider a number of factors including the length of time the receivables are past due, the current business environment and our historical experience. Of the $6.9 million increase in our net Accounts Receivable balance at December 31, 2005, $4.4 million, or approximately 64%, of the increase was attributable to an increase in subscriber payment activity through our third party payment vendors in the last calendar days of 2005, resulting in an increase in receivables from those vendors. Due to the contractual nature of our relationship with these third party payment vendors, the current status of the receivables and their consistent payment history, we determined that our allowance for uncollectible accounts receivable was adequate at December 31, 2005.
Liquidity and Capital Resources, page 75
30.	We note that you believe your existing cash, cash equivalents and short-term investments, proceeds from this offering, and your anticipated cash flows from operations will be sufficient to meet your projected operating and capital requirements for your existing business. Disclose how long you expect this to be the case.

Response: We have updated the disclosure accordingly. Please see page 83 of Amendment No. 1.
31.	With respect to your existing business and planned expansion, provide quantified disclosure as to what your liquidity and capital resource requirements will be over the next twelve months and for the long-term. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33- 6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months, if so, then state the length of time for which the existing funds will be sufficient.

Response: We have enhanced our disclosures throughout “Liquidity and Capital Resources” and in “Capital Expenditures” to discuss and quantify our liquidity and capital resource requirements beyond the next twelve months accordingly.
32.	Please elaborate on, and quantify, the material “clearing costs” associated with non-governmental incumbent licenses.

Response: We have revised the disclosure accordingly. Please see page 83 of Amendment No. 1.
33.	Reference is made to the discussion in the fourth paragraph on page 76 of your recent debt incurrence. Quantify, and allocate, the amounts used to date to repay all amounts owed under the Credit Agreements and the bridge credit facilities and to pay the related premiums, fees and expenses. Quantify the amount remaining.

Response: The amounts used to repay all amounts owed under the Credit Agreements and the bridge credit facilities, along with the related premiums, fees and expenses, will be fully disclosed in the consolidated financial statements for the year ended December 31, 2006, which we intend to include in a subsequent pre-effective amendment to the Form S-1.
34.	Please discuss the impact that the significant amount of debt incurred in October and November 2006 will have on your liquidity and financial position on a forward-looking basis.

Response: The discussion has been expanded in accordance with this comment. Please see page 83 of Amendment No. 1.
35.	Please confirm the amount of net cash provided by operating activities for the nine months ended September 30, 2006 ($302,638).

Response: The reconciliation of Adjusted EBITDA to net cash provided by operating activities for the nine months ended September 30, 2006 has been corrected. Please see page 86 of Amendment No. 1.
36.	We note that your maximum senior secured leverage ratio is required to be “less than 4.5 to 1.0..,” Clarify what the reference to “4.5 to 1.0” is intended to mean and indicate what your ratio was as of December 31, 2006.

Response: Pursuant to the terms of our senior secured credit facility, the senior secured leverage ratio was not required to be calculated at September 30, 2006. We will disclose our senior secured leverage ratio as of December 31, 2006 concurrently with the updates to the financial information for the year ended December 31, 2006 to be filed in a subsequent pre-effective amendment. The disclosure related to our maximum senior secured leverage ratio has been expanded to clarify the reference to “4.5 to 1.0” in accordance with this comment. Please see page 84 of Amendment No. 1.
37.	We note your discussion and definition of Adjusted EBITDA both here and elsewhere. We also note the discussion of Adjusted EBITDA on page 124 where you state that it is used as a performance measure for compensation purposes. In every instance where you discuss Adjusted EBITDA, please ensure you fully describe all purposes for which you rely on this non-GAAP measure.

Response: All applicable discussions and definitions of our consolidated Adjusted EBITDA, which is used as a performance measure for management compensation purposes, have been modified accordingly.
Contractual Obligations and Commercial Commitments, page 83
38.	Please update the table to the last completed fiscal year.

Response: The Company plans to update the table with the updates to the financial information for the year ended December 31, 2006, which we intend to include in a subsequent pre-effective amendment to the Form S-1.
39.	Refer to the discussion of network enhancements on page 98. Please expand the discussion of Liquidity to address how you plan to finance your intended enhancements of network capacity and upgrades to VoIP by 2008.

Response: This discussion has been expanded accordingly. Please see page 83 of Amendment No. 1.
Change in Accountants, page 85
40.	Refer to page 24. We note that you state that you identified a significant deficiency relating to the accrual of equipment and services in one of your markets but that you also reported no material weaknesses in your internal controls over financial reporting as of December 31, 2005. Please tell us how you determined that the significant deficiency was not a material weakness using the guidance in PCAOB Auditing Standard No 2.

Response: The Company identified a significant deficiency relating to the accrual of equipment and services in one of our markets, which was not considered to be a material weakness in our internal control over financial reporting as of December 31, 2005. Management has concluded that the impact of the deficiency and its related potential magnitude would have not had a material impact on the financial statements. The Company has reached this conclusion based upon the fact that the deficiency was related only to one of our markets and the fact that the Company had in place other existing compensating controls. Accordingly, since the potential magnitude was less than material to the overall financial statements of the Company, management concluded that classification of the control deficiency as a significant deficiency was appropriate.
Business, page 86
Auction 58 and Royal Street, page 95
41.	We note that Royal Street has a put option. Explain how the value of Royal Street’s underlying ownership interest will be determined if the put is exercised. Tell us whether exercise of this put would jeopardize Royal Street’s DE designation.

Response: We have revised the disclosure to include a discussion of the method for calculating the exercise price of the put. Also, the value of the put is recorded as a redeemable minority interest on the Company’s balance sheet. In addition, we have revised the disclosure to discuss the fact that the put right has been structured to enable Royal Street to maintain, as long as is necessary, its very small business designated entity (DE) status. Please see page 103 of Amendment No. 1. For the information of the Staff, the put right in Royal Street held by C9 has been crafted to prevent a loss of DE status that would disadvantage the Company. C9 is precluded from exercising its put prior to the build-out of the Royal Street systems. Upon completion of construction the licenses become eligible to be held by a non-DE, such as the Company.
License Term, page 96
42.	Update the status of your licenses that were set to expire January 2007.

Response: The disclosure has been updated accordingly. Please see page 104 of Amendment No. 1.

Competition, page 99
43.	If known, disclose market share in each of your core and expansion markets.

Response: Traditional market share information on a market-by-market basis is challenging to obtain and could be potentially misleading, as it requires actual knowledge of all the potential competitors in a market, the number of potential customers that each competitor’s network can actually serve (which can differ substantially between competitors even in the same “market”) as well as actual knowledge of the number of customers each competitor has within its addressable market. Our competitors do not disclose their customers on a market-by-market basis, and most of our competitors provide only consolidated customer counts in their publicly reported information.
Management, page 117
44.	Please disclose Ms. Kornegay’s and Mr. Stachiw’s positions at Allegiance Telecom Company when it initiated bankruptcy proceedings in May 2003. See Item 401(f) of Regulation S-K.

Response: We have revised the disclosure as requested. Please see pages 125-126 of Amendment No. 1.
Executive Compensation, page 122
45.	Please update the disclosure to the end of the last completed fiscal year. Note that the 2005 disclosure should remain. Please refer to Question 8 to the “Executive Compensation and Related Person Disclosure Transition Questions and Answers” located at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf.

Response: We have updated the Executive Compensation disclosure to include fiscal 2006.
Our Executive Compensation Program, page 127
46.	The last sentence on page 127 discloses management’s belief that its use of pay grades “is the most transparent...approach to achieve the objectives of the executive compensation program.” Explain why it is considered transparent.

Response: We have revised the disclosure to remove the description of the use of pay grades as “transparent.” Please see page 136 of Amendment No. 1.
47.	When you discuss your 2006 financial measures when presenting your updated disclosure for 2006, address whether the company’s disclosure controls and procedure failures in 2006 (failure to register under Section 12(g) and timely report) were considered as part of its “financial controls/Sarbanes-Oxley Compliance” in 2006.

Response: We have revised the disclosure to clarify that the Board of Directors took into account a number of factors, including, among other things, the Company’s failure to register pursuant to Section 12(g), in determining performance under the “financial controls/Sarbanes-Oxley compliance” measure. Please see page 138 of Amendment No. 1.
Security Ownership of Principal and Selling Shareholders, page 151
48.	Please update the disclosure to the latest practicable date.

Response: Because the Company is still gathering information regarding the sale of common stock by selling stockholders, we will update this information in a subsequent pre-effective amendment as soon as possible in order to provide investors with the most relevant and updated information possible.
49.	Please disclose the control person(s) of Baltimore 8801 X Ltd. Partners.

Response: This investor is no longer the beneficial owner of the shares referenced in note 2 to the beneficial ownership table. This information will be updated as discussed in response to question 48 above.
Transactions with Related Person, page 156
50.	You describe Columbia Capital as one of your largest shareholders but you have not included this entity in the beneficial ownership table. Please advise.

Response: Because Columbia Capital is the beneficial owner of less than 5% of the common stock of the Company, we changed the reference to it being “a shareholder” and not “one of our largest shareholders.” Please see page 161 of Amendment No. 1.
Description of Capital Stock, page 158
51.	Please identify the parties to the registration rights agreement.

Response: We have updated the disclosure to clarify that all holders of common and preferred stock immediately prior to the consummation of the Offering will be parties to the registration rights agreement. Please see page 164 of Amendment No. 1.

Financial Statements
Note 1 — Organization and Business Operations, page F-9
52.	Please expand the second paragraph to explain any accounting impact of the merger transaction in 2004. Also, expand the disclosure on page F-9 to describe the relinquishment of control by the Class A Common Stock holders on December 31, 2005 and how the termination event was accounted for in the financial statements.

Response: The disclosure has been modified accordingly. Please see page F-10 of Amendment No. 1.
53.	Also, expand the disclosure regarding Royal to explain your basis for consolidation of Royal despite only having the ability to elect two of the five members of Royal’s management committee.

Response: The Company consolidates its interest in Royal Street in accordance with FASB Interpretation No. 46-R, “Consolidation of Variable Interest Entities,” because Royal Street is a variable interest entity and the Company will absorb all of Royal Street’s expected losses. The disclosure has been modified accordingly. Please see page F-10 of Amendment No. 1.
Note 2 — Summary of Significant Accounting Policies, page F-9
54.	We note on pages 64 and F-12 that you capitalize interest costs associated with your PCS licenses and property and equipment during the construction of a new market. Please expand your accounting policy for capitalized interest to include the methodology used to determine when a market is in the construction phase and when it becomes operational.

Response: We have expanded the discussion of the accounting policy accordingly. Please see page F-13 of Amendment No. 1.
55.	Refer to your accounting policy for earnings per share on page F-16. Please revise the disclosure of your computation of earnings per share to address whether you have followed the guidance in EITF 03-6, which superseded Topic D-95. Please also revise the disclosure on page F-39.

Response: The computation of earnings per common share was performed in accordance with EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128.” The disclosures on page F-17 and F-38 have been modified in accordance with this comment.
Note 14 — Stock Option Plan, page F-32
56.	We note on page F-32 that your weighted average stock price for stock options was $14.28 in 2004 and $21.39 in 2005. Tell us how you determined the fair market value of your stock subsequent to the initial public offering that was withdrawn in 2004.

Response: The Board of Directors considered a number of factors in determining the fair market value of our common stock subsequent to the withdrawn initial public offering, including the recommendations of our finance and planning committee and of our management, based on certain data, including discounted cash flow analysis, comparable company analysis and comparable transaction analysis, as well as contemporaneous valuation reports.
57.	We also note on page F-35 that you state there are additional stock options outstanding under variable accounting. Please provide separate disclosures for stock options using variable plan accounting pursuant to the guidance in paragraphs 65 and A240 of FAS 123(R).

Response: The disclosures related to stock options outstanding under variable accounting were prepared in accordance with the disclosure requirements of APB No. 25,“Accounting for Stock Issued to Employees” and SFAS No. 123, “Accounting for Stock-Based Compensation,” for the years ended December 31, 2005, 2004 and 2003. We adopted SFAS No. 123(R), “Share-Based Payments,” on January 1, 2006. We considered the provisions of SFAS No. 123(R) in our preparation of the consolidated financial statements and related footnotes for the nine months ended September 30, 2006.
58.	Tell us how you accounted for the repriced stock options in December 2005 disclosed at pages 134 and F-34. Discuss the literature you considered in determining the appropriate accounting treatment.

Response: The Company has evaluated the accounting literature associated with the accounting treatment for the repriced stock options in December 2005. During this evaluation, we considered the guidance in Issue 26 of EITF 00-23, “Issues Related to Accounting for Stock Compensation under APB Opinion No. 25” and FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” in addition to the previously considered guidance in paragraph 35 of SFAS 123, “Accounting for Stock-Based Compensation” and paragraph 51 of SFAS 123(R), “Share-Based Payment.”

Based upon the guidance provided in Issue 26 of EITF 00-23, the Company concluded that due to the nature of the modification (to achieve certain tax benefits for the grantee), the award should continue to be considered a fixed award even after the modification was made and that a new measurement date has occurred related to the award during December 2005. The Company has quantified the impact of this conclusion and determined that the impact of the new measurement date is not material, quantitatively or qualitatively to the consolidated financial statements for the year ended December 31, 2005.

Note 18 — Segment Information, page F-41
59.	We note that you present Adjusted EBITDA for each of your operating segments as a measure of profit or loss. Please provide a reconciliation of total Adjusted EBITDA to income before income taxes, as required by paragraph 32 of SFAS 131.

Response: The reconciliation of total Adjusted EBITDA for the operating segments to income before income taxes has been added to Note 18 on page F-41 and Note 14 on page F-72 in accordance with this comment.
Financial Statements — September 30, 2006
Balance Sheets, page F-53
60.	We note that you have included a pro forma presentation for the changes in capitalization related to the conversion of preferred stock. Please revise the notes to the financial statements to provide an explanation of the nature of the transactions presented in the pro forma balance sheet.

Response: Note 1 on page F-10 has been updated in accordance with this comment.
Note 2 Share-based payments, page F-56
61.	Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2006 and for any options granted in 2007 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:
•	the grant date

•	the grantee,

•	vesting terms,

•	exercise price;

•	estimated fair value of the option and the underlying common stock

•	the total amount of compensation cost and

•	the amount recognized as expense
We may have additional comments when you disclose the anticipated offering price.

Response: During 2006 and 2007, the Board of Directors determined the fair value of the Company’s common stock on a quarterly basis as of the last day of each calendar quarter. For all options granted during the subsequent quarter, the exercise price was established using the valuation of the common stock as of the last day of the preceding quarter, unless the Company determined that the most recent value established by the Board did not reflect the then current fair market value of the Company’s stock (as a result of, among other things, intervening private transactions in the common stock in arms-length transactions). The Board of Directors considered a number of factors in determining the fair market value of our common stock subsequent to the withdrawn initial public offering, including the recommendations of our finance and planning committee and of our management, based on certain data, including discounted cash flow analysis, comparable company analysis and comparable transaction analysis, as well as contemporaneous valuation reports.

Please find attached supplementally as Annex C to the hard copy of this memorandum a schedule showing for each group of options granted during 2006 and 2007 the grant date, number of options granted, exercise price, fair market value of the underlying common stock, the per option valuation, the total compensation cost, the total expense recognized by the Company, and the significant methodologies and assumptions underlying the valuation of the common stock. Generally, the contemporaneous valuations were based on a number of methodologies and analyses, including discounted cash flows using a constant growth model, discounted cash flows using a fading growth model, comparable company market multiples, comparable merger and acquisition transactions and initial public offering transactions, protective put analysis and the relevance of any recent third party transactions in the Company’s common stock.
62.	Please disclose in MD&A the following information relating to your issuances of stock options:
•	A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

•	The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.
Response: Please see page 55 of Amendment No. 1 for a discussion of the methodologies and assumptions used by the Company in determining the fair value of stock options. We will evaluate the relevance and usefulness of a discussion of the significant factors contributing to the difference between the fair value of the stock options and the estimated IPO price upon determination of the range of the offering price, as appropriate.
63.	We note that you refer to an independent valuation at page 133 and in note 2 at page F-56. Since you have chosen to refer to the use of a valuation, you should also disclose the name of the expert and include the expert’s consent in the filing.

Response: We have revised the disclosure to clarify that third party valuations were just one of many factors considered by the Board of Directors in determining the value of our common stock. Please see our response to question 56 above.

64.	Refer to Note 11 on page F-69. We note that certain holders of shares and options may have rescission rights. Tell us how you applied the guidance in paragraphs 28-32, and A229-A231 of FAS 123(R), as amended by FSPFAS123(R)-4, in determining your accounting treatment for the shares and options subject to rescission. Since it appears that the redemption of these shares and options is outside your control, the fair value of these instruments should be classified outside permanent equity. Please revise or advise.

Response: At the date of the filing of Amendment No. 1, the Company has not made a rescission offer to the holders of shares issued and options granted under the Company’s 1995 Stock Option Plan and 2004 Equity Incentive Plan. Consistent with our previous discussions with the Staff, we currently intend to conduct a rescission offer subject to our final determination of the scope of such an offer and the approval of our Board of Directors.

The Company considered the guidance in paragraphs 28-32 and A229-A231 of SFAS No. 123(R), as amended by FSPFAS 123(R)-4. In considering this guidance and the related guidance in SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” we have concluded that an unconditional obligation does not exist since the Company has not yet initiated the rescission offer. In addition, the Company has concluded that since none of the related option shares would be considered mandatorily redeemable until the rescission offer is made, the related options would not be considered a liability.

At September 30, 2006, the Company considered the disclosure requirements of SFAS No. 5, “Accounting for Contingencies.” The Company concluded that although the potential obligation is currently unasserted by the holders of the shares and options under the 1995 Plan and 2004 Plan, it is reasonably possible that a claim may be asserted. Accordingly, we have disclosed an estimate of the amount for which we may be obligated based upon a range of estimates and our conclusions related to the probability of various outcomes.

If the Company does make a rescission offer, at that time we will evaluate the impact of the transaction on the consolidated financial statements and consider the guidance in paragraphs 28-32 and A229-A231 of SFAS No. 123(R), as amended by FSPFAS 123(R)-4.
Form 10
65.	Please amend your Form 10 to comply with the above comments.

Response: Concurrently with the filing of Amendment No. 1 to Form S-1 we are filing Amendment No. 1 to Form 10 to comply with the above comments.